May 16, 2012

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, N. E., Mail Stop 3010
Washington, D.C. 20549

RE:    Camden Property Trust
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-12110

Dear Mr. Gordon:

The following is the response of Camden Property Trust to the comments contained in the Staff's comment letter dated May 9, 2012 concerning the above-referenced report.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011 FILED FEBRUARY 17, 2012

Item 2. Properties, page 10

1.
Please tell us whether the average monthly rental rate per apartment disclosed incorporates tenant concessions, such as free rent periods. If not, please discuss the impact of such measures on your rental revenues, in future Exchange Act periodic reports.

The average monthly rental rate per apartment disclosed incorporates tenant concessions calculated on a straight-line basis over the life of the lease, and we will confirm this treatment in future filings.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters . . . . ., page 16

2.
You disclose your specific use of proceeds from your January 2012 at-the-market issuance but not your issuances in 2011. From page 34, we note that the at-the-market issuances in 2011 partially offset your cash used in financing activities. In future Exchange Act periodic reports, please include disclosure regarding the use of proceeds from your at-the-market issuances during the reported period.

In future filings, we confirm we will include disclosures regarding the use of proceeds from our at-the-market issuances during the reporting period.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 16, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions, page 22

3.	In future Exchange Act periodic reports, to the extent you hold material amount of land, please include a discussion of the amount of development the land could support.

For projects under construction we provide detailed information such as the number of apartment homes and estimated costs as described under the heading “Development and Lease-Up Properties” on page 24 of our 2011 Form 10-K. We have also historically disclosed the magnitude of our land holdings we expect to initiate active development within the next two years; however, after review of your comment we note we do not provide similar disclosures related to our projects we expect to be constructing during the next two years, and we will provide additional disclosures on the number of apartment units and estimated costs per project in future filings. For other land holdings not under active development, it is not possible to determine what amount of development could be supported as pre-development activities have not been initiated.

Development and Lease-Up Properties, page 24

4.
We note your disclosure on page 5 and 35 that you expect increased levels of development activity in 2012. In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flow from investing activities within the consolidated statement of cash flows.

In future filings, we confirm we will expand our disclosure in the MD&A to include additional analysis of our capital expenditures, as well as providing a narrative discussion for fluctuations from year-to-year and expectations for the future. We also confirm such disclosures will reconcile to the consolidated statements of cash flows.

Results of Operations, page 26

5.
You define same store communities as communities we owned and which were stabilized as of January 1, 2010. On page 22 you define stabilized as a property that reaches 90% occupancy at the beginning of a period. Please tell us how you would define a property that has previously reached 90% occupancy and then later goes below 90% occupancy and is not going through a redevelopment. We may have further comment.

A property which has previously reached 90% occupancy, and not going through a redevelopment, and later goes below 90% occupancy will remain classified as a same store property.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 16, 2012

Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Cost Capitalization, page F-10

6.
We note that you have disclosed that construction and carrying costs are capitalized until the apartment homes are substantially completed. Please tell us, and disclose as part of your significant accounting policies and critical accounting policies in future filings, when the capitalization period begins and how that is determined.

We begin capitalization of the development, construction, and carrying costs when the development of the future asset is probable and activities necessary to get the underlying real estate ready for its intended use have been initiated. We confirm we will disclose this policy as part of our significant accounting policies and critical accounting policies in future filings.

We acknowledge:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.

Very truly yours,

/s/ Michael P. Gallagher
Michael P. Gallagher
Vice President - Chief Accounting Officer